UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one): |_| Form 10-K |_| Form 20-F  |_| Form 11-K |X| Form 10-Q
             |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

      For Period Ended: September 30, 2009


      |_| Transition Report on Form 10-K

      |_| Transition Report on Form 20-F

      |_| Transition Report on Form 11-K

      |_| Transition Report on Form 10-Q

      |_| Transition Report on Form N-SAR

      For the Transition Period Ended:

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

THE SAINT JAMES COMPANY
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Full Name of Registrant

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Former Name if Applicable


Broadway Plaza, 520 Broadway, Suite 350
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Address of Principal Executive Office (Street and Number)


Santa Monica, CA 90401
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      a) The reason described in reasonable detail in Part III of this form could not be eliminated without ( unreasonable effort or expense

|X|   b)    The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the ( fifth calendar day following the prescribed due date; and

      c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if ( applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Saint James Company (the "Company") is unable to file a timely Report on Form 10-Q for the interim period ended September 30, 2009 because the Company has recently completed its first acquisition and consequently ceased to be a shell company, as per the 8-K filed on November 9, 2009. As a result, there has been insufficient time for the Company to prepare the 10-Q. The Company and the auditors are working in order to be able to file the Form 10-Q on or before the fifth calendar day following the prescribed due date.


                         (Attach extra Sheets if Needed)
                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


      Dale Paisley                         949                         290-2346
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         (Name)                        (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes |X| No |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes |_| No |X|

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             THE SAINT JAMES COMPANY
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  November 16, 2009                   By
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                                               Chief Executive Officer
                                               (Principal Executive Officer)